UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Viela Bio, Inc.

(Name of Subject Company (Issuer))

Teiripic Merger Sub, Inc.

A direct wholly owned subsidiary of

Horizon Therapeutics USA, Inc.

An indirect wholly owned subsidiary of

Horizon Therapeutics Public Limited Company

(Name of Offerors)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

926613100

(CUSIP Number of Class of Securities)

Timothy P. Walbert

Chairman, President and Chief Executive Officer

Horizon Therapeutics plc

Connaught House, 1st Floor

1 Burlington Road

Dublin 4, D04 C5Y6, Ireland

011-353-1-772-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Barbara L. Borden

Rama Padmanabhan

Cooley LLP

4401 Eastgate Mall

San Diego, California 92121

(858) 550-6000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$3,052,416,441.80	$333,018.63

*

Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (i) 54,904,033 outstanding shares of common stock of Viela Bio, Inc. (“Viela”), par value $0.001 per share (the “Shares”), multiplied by the offer price of $53.00 per Share and (ii) 4,216,056 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $53.00 per Share, multiplied by $33.80, which is the offer price of $53.00 per Share minus the weighted average exercise price for such options of $19.20 per Share. The calculation of the filing fee is based on information provided by Viela as of February 7, 2021.

**

The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021, issued August 26, 2020, by multiplying the transaction valuation by .0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $333,018.63	Filing Party: Horizon Therapeutics plc, Horizon Therapeutics USA, Inc. and Teiripic Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: February 12, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on February 12, 2021 by (i) Teiripic Merger Sub Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Horizon Therapeutics USA, Inc., a Delaware corporation (“Parent”) and an indirect wholly owned subsidiary of Horizon Therapeutics plc, a public limited company organized under the laws of Ireland (“Ultimate Parent”), (ii) Parent and (iii) Ultimate Parent. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Viela Bio, Inc., a Delaware corporation (the “Company”), at a purchase price of $53.00 per Share net to the holder thereof, in cash, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase.

Item 11.	Additional Information.

The information set forth in the Offer to Purchase under Section 15—“Conditions of the Offer” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by inserting the following paragraph at the end of such Section 15:

“At 11:59 p.m., Eastern Time, on February 23, 2021 the waiting period applicable to the Offer under the HSR Act expired in the ordinary course, and accordingly, the portion of the conditions to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in this Section 15 — “Conditions of the Offer” of this Offer to Purchase.”

The information set forth in the Offer to Purchase under Section 16—“Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by inserting the following sentences at the end of the second paragraph of the section captioned “Antitrust Compliance”:

“At 11:59 p.m., Eastern Time, on February 23, 2021 the waiting period applicable to the Offer under the HSR Act expired in the ordinary course. Accordingly, the portion of the conditions to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 — “Conditions of the Offer” of this Offer to Purchase.”

The information set forth in the Offer to Purchase under Section 16—“Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by adding at the end of the section captioned Section 16—“Certain Legal Matters; Regulatory Approvals” a subsection titled “Litigation” and the following paragraphs:

“Litigation

On February 18, 2021 and February 19, 2021, two purported stockholders of Viela filed separate lawsuits against Viela and its directors in the federal district court for the Southern District of New York, captioned Sciannella v. Viela Bio Inc., et al., Case No. 1:21-cv-01481 (the “Sciannella Complaint”) and Carlisle v. Viela Bio Inc., et al., Case No. 1:21-cv-01536 (the “Carlisle Compliant”), respectively. Each complaint alleges violations of Sections 14(d) and 14(e) of the Exchange Act and Rule 14d-9 promulgated thereunder and, in the case of the Carlisle Complaint, Section 20(a) of the Exchange Act. Both lawsuits allege that the Schedule 14D-9 is materially incomplete and misleading and seek to enjoin the tender offer until the purported deficiencies in the Schedule 14D-9 are corrected, or alternatively, monetary damages if the tender offer is consummated. Ultimate Parent, Parent and Purchaser believe the claims asserted in the complaints are without merit.

Additional lawsuits arising out of or relating to the tender offer may be filed in the future. If additional similar complaints are filed, absent new or different allegations that are material, Viela, Ultimate Parent, Parent and/or Purchaser will not necessarily announce such additional filings.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 24, 2021

Teiripic Merger Sub, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: President

Horizon Therapeutics USA, Inc.

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chief Executive Officer

Horizon Therapeutics plc

By:	/s/ Timothy P. Walbert
Name: Timothy P. Walbert
Title: Chief Executive Officer